1110 Maple Street ♦ P.O. Box 300 ♦ Elma, New York 14059-0300 ♦ 716-655-5990 ♦ FAX 716-655-6012

December 1, 2016

John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:          Servotronics, Inc.

Form 10-K for the year ended December 31, 2015

Filed March 21, 2016

Form 10-Q for the Quarter Ended September 30, 2016

Filed November 14, 2016

File No. 1-7109

Dear Mr. Cash:

In connection with your review of the Servotronics, Inc. (the “Company”) Form 10-K for the year ended December 31, 2015 and Form 10-Q for the quarter ended September 30, 2016, we respectfully submit the following responses to the comments included in your letter dated November 29, 2016. Each of the Staff’s comments are restated in bold with our responses to the comments following immediately thereafter.

Form 10-Q for the Quarter Ended September 30, 2016

Exhibit 32 - Certifications

Comment 1

We note that you have included qualifying language within paragraph 1 of the Section 906 certifications included in your Forms 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016. Specifically, you state “Other than the completion of a review of the interim financial statements contained within this report by an independent accountant using professional review standards and procedures, the quarterly report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934.” In future filings, please ensure that you do not include such qualifying language in your certification and instead state, if true, that the report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934.

Response:

In future filings the Company’s Section 906 certifications will be revised to reflect the foregoing comment from the Staff.

Comment 2

Please confirm to us that your Forms 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 were reviewed by an independent accountant prior to filing. We remind you that interim financial statements included in quarterly reports on Form 10-Q must be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards. Refer to Rule 8-03 of Regulation S-X.

Response:

We confirm that the Company’s interim financial statements included in the Company’s Forms

10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 were reviewed by Freed Maxick CPA’s, P.C., the Company’s registered independent public accounting firm, prior to filing in accordance with Rule 8-03 of Regulation S-X.

In connection with our responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact me at (716) 655-5990.

Sincerely,

/s/ Nancy T. Magnuson, Principal Financial Officer
Nancy T. Magnuson Principal Financial Officer

Cc: Michael Donlon